Exhibit 12

Ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends

Our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends are calculated in accordance with SEC requirements and computed by dividing earnings by fixed charges and earnings by preferred stock dividend requirements. For purposes of computing these ratios, earnings consist of net income before extraordinary items plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense on borrowings and one-third of our rental expense, which we deem to represent interest. Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. We issued Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share on November 21, 2008, which were then redeemed on May 27, 2009. In addition, we issued Noncumulative Perpetual Preferred Stock, Series B, par value $0.01 per share, on December 14, 2011, but did not declare any dividends in 2011. Therefore, the ratio of earnings to combined fixed charges and preferred share dividends is identical to the ratio of earnings to fixed charges for the three months ended March 31, 2011 and the years ended December 31, 2010 and 2011. Our consolidated ratios for the periods indicated are as follows (amounts in thousands):

	Three months ended March 31,			Years ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings:
Income before taxes	$92,101	$66,892	$262,116	$212,410	$120,053	$133,402	$125,023
Fixed charges	50,398	37,914	195,400	153,739	128,725	174,661	200,727

Earnings, including interest on deposits	142,499	104,806	457,516	366,149	248,778	308,063	325,750
Less interest on deposits	14,998	15,621	83,237	71,150	73,551	118,683	159,371

Earnings, excluding interest on deposits	$127,501	$89,185	$374,279	$294,999	$175,227	$189,380	$166,379

Fixed charges:
Interest on deposits	$14,998	$15,621	$83,237	$71,150	$73,551	$118,683	$159,371
Interest on borrowings	33,411	20,395	100,823	76,684	52,807	53,878	39,223
Estimated interest component of rent expense	1,989	1,898	11,340	5,905	2,367	2,100	2,133

Fixed charges, including interest on deposits	50,398	37,914	195,400	153,739	128,725	174,661	200,727
Less interest on deposits	14,998	15,621	83,237	71,150	73,551	118,683	159,371

Fixed charges, excluding interest on deposits	35,400	22,293	112,163	82,589	55,174	55,978	41,356
Preferred stock dividend requirements	8,274	—	—	—	20,035	1,969	—

Combined fixed charges and preferred stock dividend requirements	$43,674	$22,293	$112,163	$82,589	$75,209	$57,947	$41,356

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.60	4.00	3.34	3.57	3.18	3.38	4.02
Including interest on deposits	2.83	2.76	2.34	2.38	1.93	1.76	1.62
Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	2.73	4.00	3.34	3.57	2.06	3.23	4.02
Including interest on deposits	2.29	2.76	2.34	2.38	1.54	1.73	1.62